Exhibit 3.1

Faraday Future Intelligent Electric Inc.

Certificate of Designation

of

Preferences, Rights and Limitations of

Series A Preferred Stock

Pursuant to Sections 151 of the

General Corporation Law of the State of Delaware

Faraday Future Intelligent Electric Inc., a Delaware corporation (the “Company”), hereby certifies that the following recital and resolution were duly adopted by the board of directors of the Company (the “Board”), in accordance with the provisions of Sections 151 of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), on December 19, 2025, which resolution provides for the creation of a series of the Company’s Preferred Stock, par value $0.0001 per share, which is designated as “Series A Preferred Stock,” with the rights, preferences, privileges and restrictions set forth therein.

WHEREAS, the Third Amended and Restated Certificate of Incorporation of the Company (as amended, the “Certificate of Incorporation”), authorizes the issuance of 250,401,985 shares of capital stock, consisting of (i) 232,470,985 shares of common stock, par value $0.0001 per share (“Common Stock”), divided into two series of common stock composed of (A) 228,041,297 shares of Class A Common Stock (the “Class A Common Stock”), and (B) 4,429,688 shares of Class B Common Stock (the “Class B Common Stock”); and (ii) 17,931,000 shares of preferred stock, par value $0.0001 per share (“Preferred Stock”), issuable from time to time in one or more series, and further provides that the Board is authorized to provide for the issue of all or any of the shares of Preferred Stock in one or more series;

WHEREAS, Article IV, Section 4.2 of the Certificate of Incorporation provides that the Board is authorized to provide from time to time by resolution or resolutions for the creation and issuance, out of the authorized and unissued shares of the Preferred Stock, of one or more series of Preferred Stock by filing a certificate pursuant to the DGCL, setting forth such resolution and, with respect to each such series, establishing the designation of such series and the number of shares to be included in such series and fixing the voting powers (full or limited, or no voting power), preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions thereof, of the shares of each such series;

WHEREAS, the Board has determined that it is reasonable, advisable, fair and in the best interests of the Company and its stockholders to establish and issue a new series of Preferred Stock, designated as Series A Preferred Stock (the “Series A Preferred Stock”), consisting of one authorized share and to establish the rights, powers, preferences, privileges and restrictions of the Series A Preferred Stock;

WHEREAS, Article IV, Section 4.4 of the Certificate of Incorporation requires the approval of the holders of a majority of then-outstanding shares of the Company’s Class B common stock, par value $0.0001 per share (“Class B Common Stock”) for the Board to create a new class of shares each of which bear or may bear more than one vote per share;

WHEREAS, the holder of all of the issued and outstanding Class B Common Stock approved the issuance of the Series A Preferred Stock; and

WHEREAS, Nasdaq Listing Rule 5640 prohibits corporate actions that would disparately reduce or restrict existing stockholder rights, including through the issuance of super-voting preferred stock, however Nasdaq has previously approved the implementation of super-voting preferred stock in the stockholder meeting context, under certain circumstances and in consultation with the exchange.

NOW, THEREFORE, BE IT RESOLVED that, pursuant to the authority vested in the Board in accordance with the provisions of Article IV of the Certificate of Incorporation and the provisions of Section 151 of the DGCL, the Board hereby establishes and issues the Series A Preferred Stock with the rights, powers, preferences, privileges and restrictions thereof.

Approval of Series A Preferred Stock

As of the date of this Certificate of Designation, the holder of all of the issued and outstanding Class B Common Stock has, pursuant to and in accordance with Article VI, Section 6.1 of the Certificate of Incorporation and Section 228 of the DGCL, approved by written consent on behalf of the Class B Common Stock (among other things) the issuance of the Series A Preferred Stock.

Terms of Series A Preferred Stock

1.	Designation, Amount and Par Value. The series of Preferred Stock created hereby shall be designated as the Series A Preferred Stock, and the number of shares so designated shall be one (1). The share of Series A Preferred Stock shall have a par value of $0.0001 per share and will be uncertificated and represented in book-entry form.

2.	Dividends. The share of Series A Preferred Stock shall not be entitled to receive dividends.

3.	Voting Rights. Except as otherwise required by law, the holder of the share of Series A Preferred Stock shall have the following voting rights (and shall not have any other voting rights):

3.1.	The share of Series A Preferred Stock shall have no voting rights except with respect to the Share Authorization Proposal (as defined below) in which its votes are cast for and against such Proposal in the same proportion as shares of Common Stock are voted for and against such Proposal (with any shares of Common Stock that are not voted (whether due to abstentions, broker non-votes or otherwise) not counted as votes for or against such Proposal), in which the outstanding share of Series A Preferred Stock shall have 7,000,000,000 votes with respect to the Share Authorization Proposal. The outstanding share of Series A Preferred Stock shall vote together with the outstanding shares of Common Stock of the Company as a single class exclusively with respect to the Share Authorization Proposal until such time as, following the filing of this Certificate of Designation, the Share Authorization Proposal is approved by the stockholders of the Company, and shall not be entitled to vote on any other matter except to the extent required by non-waivable provisions of the DGCL. As used herein, the term “Share Authorization Proposal”, or the “Proposal” means any proposal approved by the Board and submitted to the stockholders of the Company to adopt an amendment to the Certificate of Incorporation to increase the number of shares of authorized Class A Common Stock and Class B Common Stock, increasing the total number of shares of Common Stock.

3.2.	The share of Series A Preferred Stock shall have no voting rights with respect to the Share Authorization Proposal unless the holders of one-third (1/3rd) of the outstanding shares of Common Stock are present, in person or by proxy, at the meeting of stockholders at which the Share Authorization Proposal is submitted for stockholder approval (or any adjournment thereof).

4.	Rank; Liquidation. Upon a liquidation, bankruptcy, reorganization, merger, acquisition, sale, dissolution or winding up of the Company, whether voluntarily or involuntarily, pursuant to which assets of the Company or consideration received by the Company are to be distributed to the stockholders, the holder of Series A Preferred Stock shall be entitled to receive, before any payment is made to the holders of Common Stock by reason of their ownership thereof, an amount of $100.00.

5.	Transfer Restrictions. The Series A Preferred Stock may not be Transferred at any time prior to stockholder approval of the Share Authorization Proposal without the prior written consent of the Board. “Transferred” means, directly or indirectly, whether by merger, consolidation, share exchange, division, or otherwise, the sale, transfer, gift, pledge, encumbrance, assignment or other disposition of the share of Series A Preferred Stock (or any right, title or interest thereto or therein) or any agreement, arrangement or understanding (whether or not in writing) to take any of the foregoing actions.

6.	Redemption.

6.1.	The outstanding share of Series A Preferred Stock shall be redeemed in whole, but not in part, out of funds lawfully available therefor, upon the earlier of (i) any time such redemption is ordered by the Board in its sole discretion, automatically and effective on such time and date specified by the Board in its sole discretion, or (ii) automatically immediately following the approval by the stockholders of the Company of the Share Authorization Proposal (any such redemption pursuant to this Section 6.1, the “Redemption”). As used herein, the “Redemption Time” shall mean the effective time of the Redemption.

6.2.	The share of Series A Preferred Stock redeemed in the Redemption pursuant to this Section 6 shall be redeemed in consideration for the right to receive an amount equal to $100.00 in cash (the “Redemption Price”) for the share of Series A Preferred Stock that is owned of record as of immediately prior to the applicable Redemption Time and redeemed pursuant to the Redemption, payable upon the applicable Redemption Time.

6.3.	From and after the time at which the share of Series A Preferred Stock is called for Redemption (whether automatically or otherwise) in accordance with Section 6.1 hereof, such share of Series A Preferred Stock shall cease to be outstanding, and the only right of the former holder of such share of Series A Preferred Stock, as such, will be to receive the applicable Redemption Price. Upon such Redemption, the share of Series A Preferred Stock redeemed pursuant to this Certificate of Designation shall be automatically retired and restored to the status of an authorized but unissued share of Preferred Stock. Notice of a meeting of the Company’s stockholders for the submission to such stockholders of any proposal to approve a Share Authorization Proposal shall constitute notice of the Redemption of the share of Series A Preferred Stock at the Redemption Time pursuant to Section 6.1(ii) hereof. In connection with the filing of this Certificate of Designation, the Company has set apart funds for payment for the Redemption of the share of Series A Preferred Stock and shall continue to keep such funds apart for such payment through the payment of the purchase price for the Redemption of such share.

7.	Severability. Whenever possible, each provision hereof shall be interpreted in a manner as to be effective and valid under applicable law, but if any provision hereof is held to be prohibited by or invalid under applicable law, then such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating or otherwise adversely affecting the remaining provisions hereof.

In Witness Whereof, Faraday Future Intelligent Electric Inc. has caused this Certificate of Designation of Preferences, Rights and Limitations of Series A Preferred Stock to be duly executed by the undersigned duly authorized officer as of this 19th day of December, 2025.

FARADAY FUTURE INTELLIGENT ELECTRIC INC.

By:	/s/ Koti Meka
Koti Meka
Chief Financial Officer

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